

HSBC USA Inc.
Market Linked Securities

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® due August 3, 2028
Term Sheet to Free Writing Prospectus dated July 5, 2024

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measures	The lowest performing of the S&P 500® Index (Bloomberg ticker symbol "SPX"), the Russell 2000® Index (Bloomberg ticker symbol "RTY") and the Nasdaq-100 Index® (Bloomberg ticker symbol "NDX") (each an "Index" and collectively the "Indices")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	July 31, 2024
Issue Date*	August 5, 2024
Stated Maturity Date*	August 3, 2028
Automatic Call	If the closing level of the lowest performing Index on any call date (including the final calculation day) is greater than or equal to its starting level, the securities will be automatically called for the face amount plus the call premium applicable to that call date.

Call Dates and Call Premiums	Call Dates*	Call Premiums**
	August 5, 2025	At least 10.8500% of the face amount
	November 5, 2025	At least 13.5625% of the face amount
	February 5, 2026	At least 16.2750% of the face amount
	May 5, 2026	At least 18.9875% of the face amount
	August 5, 2026	At least 21.7000% of the face amount
	November 5, 2026	At least 24.4125% of the face amount
	February 5, 2027	At least 27.1250% of the face amount
	May 5, 2027	At least 29.8375% of the face amount
	August 5, 2027	At least 32.5500% of the face amount
	November 5, 2027	At least 35.2625% of the face amount
	February 7, 2028	At least 37.9750% of the face amount
	May 5, 2028	At least 40.6875% of the face amount
	July 31, 2028 (the "final calculation day")	At least 43.4000% of the face amount
	** to be determined on the pricing date.	

Call Settlement Date	Three business days after the applicable call date (if the securities are called on the last call date, the call settlement date will be the stated maturity date)
Maturity Payment Amount (Per Security)	• if the ending level of the lowest performing Index on the final calculation day is less than its starting level but greater than or equal to its threshold level: $1,000; or • if the ending level of the lowest performing Index on the final calculation day is less than its threshold level: $1,000 × performance factor of the lowest performing Index on the final calculation day
Starting Level	With respect to each Index, its closing level on the pricing date
Ending Level	With respect to each Index, its closing level on the final calculation day
Threshold Level	With respect to each Index, 70% of its starting level
Lowest Performing Index	With respect to any call date, the Index with the lowest performance factor on that day.
Performance Factor	With respect to an Index on any call date, its closing level on such day *divided by* its starting level (expressed as a percentage)
Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof

*Subject to change

Summary of Terms (Continued)

Agent's Commission and Other Fees	Up to 2.575%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.20% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447B5B4 / US40447B5B48
Material Tax Consequences:	See the free writing prospectus.

Hypothetical Payout Profile***



***assumes a call premium equal to the lowest possible call premium that will be determined on the pricing date.

If the securities are not automatically called and the ending level of the lowest performing Index on the final calculation day is less than its threshold level, you will have full downside exposure to the decrease in the level of the lowest performing Index on the final calculation day from its starting level and lose more than 30%, and possibly all, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the lowest performing Index on the applicable call date significantly exceeds its starting level. You will not participate in any appreciation of any Index beyond the applicable call premium.

The estimated initial value of the securities on the pricing date is expected to be between $930.00 and $970.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465924078099/tm2418635d69_fwp.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-8 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying free writing prospectus, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called And The Ending Level Of The Lowest Performing Index Is Less Than Its Threshold Level, You Will Lose More Than 30%, And Possibly All, Of The Face Amount Of Your Securities At Maturity.

- The Potential Return On The Securities Is Limited To The Call Premium.

- You Will Be Subject To Reinvestment Risk.

- The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.

- Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Index On Each Call Date, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.

- You Will Be Subject To Risks Resulting From The Relationship Among The Indices.

- Higher Call Premiums Are Associated With Greater Risk.

- No Periodic Interest Will Be Paid On The Securities.

- A Call Settlement Date Or The Stated Maturity Date May Be Postponed If A Call Date Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.

- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.

- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Indices

- Any Payments On The Securities And Whether The Securities Will Be Automatically Called Will Depend Upon The Performance Of The Indices And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

  o *Investing In The Securities Is Not The Same As Investing In The Indices.*

  o *Historical Levels Of The Indices Should Not Be Taken As An Indication Of The Future Performance Of The Indices During The Term Of The Securities.*

  o *Changes That Affect The Indices May Adversely Affect The Value Of The Securities And Any Payments On The Securities.*

  o *We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Indices.*

  o *We And Our Affiliates Have No Affiliation With Any Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.*

- An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.

- There Are Risks Associated With Investments In Securities Linked To The Value Of Non-U.S. Equity Securities.

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.